UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of the 2025 Annual General Meeting

CBL International Limited (the “Company”), together with its subsidiaries, held its 2025 annual general meeting (the “Meeting”) of shareholders at 10:00 a.m. Malaysia time, April 23, 2025, at Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia. Each ordinary share of the Company is entitled to one vote. Holders of a total of 23,918,973 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of March 14, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of Directors

The following individuals were re-elected as directors of the Company (the “Directors”) to serve for a three-year term or until they cease to be Directors in accordance with the articles of association of the Company:

Director’s Name	For	Against	Abstain
Mr. Logeswaran Ramasamy	23,802,193	6,780	110,000
Ms. Karen Yee Lynn Cheah	23,912,193	6,780	0

2.	Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to authorize the Board of Directors to fix the remuneration of MRI.

For	Against	Abstain
23,912,249	6,724	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: April 23, 2025	Title:	Chief Executive Officer